DEVELOPMENT SERVICES AGREEMENT

THIS DEVELOPMENT SERVICES AGREEMENT (hereinafter referred to as the "Agreement") is made as of he 20th day of March, 2001 by and among the Stockbridge-Munsee Band of Mohican Indians of Wisconsin, a federally recognized Indian tribe **(hereafter referred to as the "Tribe")**, the Stockbridge-Munsee Tribal Gaming Authority, an instrumentality of the Tribe, **(hereinafter referred to as the "Authority")**, Trading Cove New York, LLC, a Delaware Limited Liability Company **(hereinafter referred to as the "Developer")**, Sun International North America, Inc., a Delaware corporation **(hereinafter referred to as "SINA")** and Waterford Gaming Group, LLC, a Delaware limited liability company **(hereinafter referred to as "Waterford")**. SINA and Waterford are hereinafter collectively referred to as the **"Developer Guarantors"**.

RECITALS

A.   The Tribe is an Indian Tribe recognized by the United States of America with a reservation located in the State of Wisconsin. The Tribe currently owns and operates a Class III gaming facility, as defined in the Indian Gaming Regulatory Act **("IGRA")**, on its reservation in Wisconsin. The Tribe also has a land claim pending in the State of New York, as articulated in the action entitled ~~The Stockbridge-Munsee Community vs. The State of New York, et al.,~~ United States District Court, Northern District of New York, Docket No. 86-CV-1140 (the "Land Claim").

B.   The Authority, on behalf of the Tribe, intends to develop and operate in the State of New York a Class II and Class III gaming facility with slot machines and table games of size and scope to be agreed upon by the parties **(the "Gaming Facility")**, together with appropriate ancillary facilities including, a luxury hotel with customary amenities, a convention/events center, food and beverage outlets, retail facilities, parking facilities and other related infrastructure, and any modifications of the foregoing elements agreed to by the parties during the Term of this Agreement **(the "Ancillary Facilities")**. (The Gaming Facility and the Ancillary Facilities and any modifications or additions thereto whenever constructed are collectively referred to herein as the **"Facility"** and/or the **"Project"**). The Project shall be constructed on property to be acquired by the Tribe in the State of New York in furtherance of this Agreement **(the "Property")** to be put in trust for the benefit of the Tribe by the United States of America, pursuant to the Tribe's recognized powers of self-government and the statutes and ordinances of the Tribe. The Property will be acquired by the Tribe through the "best interests" provisions of IGRA and/or through the settlement of its Land Claim under IGRA (25 U.S.C. §2719(b)(1)(A) and (B), respectively).

C. The Authority will operate the Project to improve the economic conditions of the Tribe's members and in accordance with the Compact and related agreements to be negotiated by the Tribe with the State of New York.

D. Developer is a Delaware limited liability company whose members consist of the Sun Cove New York, Inc., a Delaware corporation and Waterford Development New York, LLC., a Delaware limited liability company. The Developer, through its members, has experience and expertise related to real estate acquisitions, financing, development, construction and operation of gaming facilities and hotel resorts, including Native American Indian gaming facilities and hotel resorts. The Developer has the requisite skill, resources and experience to perform its obligations under this Agreement

E. The Tribe and the Developer entered into a Memorandum of Understanding **(the "MOU")** on August 15, 2000.

F. Subject to the terms and conditions of this Agreement, the Developer will provide to the Tribe and/or the Authority: (1) assistance in locating and acquiring the Property, including certain funding towards the acquisition cost of the Property, (2) certain funding of development costs associated with the Project, (3) assistance in arranging bank and/or bond financing **(the "Senior Financing", as defined below)**, (4) if necessary and required by the Senior Lenders, subordinated debt financing **(the "Junior Financing", as defined below)** and/or a completion guarantee **(the "Completion Guarantee", as defined below)**, (5) exclusive development services related to the Project and any expansion of the Project, (6) assistance with settlement of the Tribe's New York land claim and the Tribe's BIA fee to trust application, (7) assistance in negotiating a local government agreement, and (8) assistance with negotiation of the Compact, all as more particularly described in this Agreement.

G. The Authority desires to grant the Developer the exclusive right and obligation to provide development services in respect of the design, construction, equipping and opening of the Project upon the terms and conditions set forth herein.

H. It is the intent of the parties that nothing in this Agreement or the "Financing Agreements" (as hereinafter defined) shall place at risk any asset of a Tribal member or the Tribe's assets located in the State of Wisconsin or any property or assets located in the State of New York which are unrelated to the Project and this Agreement (or any income or other funds generated from such assets).

I. The Developer Guarantors join in this Agreement for the sole purpose of guaranteeing Developer's obligations as provided for in Section 13.21 of this Agreement.

NOW THEREFORE, in consideration of the mutual covenants, conditions and promises herein contained, the receipt and sufficiency of which hereby are acknowledged, the Authority, the Tribe and the Developer agree as follows:

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ARTICLE 1

CERTAIN DEFINITIONS

1.1 **Definitions.** Capitalized terms used in this Agreement shall have the meanings set forth below:

"Affiliate" means, with respect to the Person in question, any Person controlling, controlled by or under common control with, such Person. For the purposes hereof, "control" means the possession, directly or indirectly, or the power to direct or cause the direction of the management or policies of the Person in question.

"Affiliate Transactions" has the meaning set forth in Section 10.2 below.

"**Agreement**" shall have the meaning ascribed to it in the first paragraph hereof and means this Agreement including, without limitation, the Recitals, together with the Exhibits, each of which is incorporated herein and made a part hereof, all as amended in accordance with the terms hereof.

"Ancillary Facilities" has the meaning set forth in Recital B hereof.

"Architect" means, as applicable from time to time, the Design Architect and/or the Architect of Record for the Project engaged pursuant to Section 4.2 below.

"Architect of Record" means the Architect selected by the Developer and the Authority for the Project which Architect shall be licensed to practice by the State of New York.

"Authority" means the Stockbridge-Munsee Tribal Gaming Authority, or any other instrumentality of the Tribe with the authority to exercise the proprietary authority of the Tribe over the gaming and/or non-gaming facilities located on the Property in accordance with the Stockbridge-Munsee Tribal Constitution, the Tribe's Gaming Ordinance, the Tribe's ordinance establishing the Authority, the Compact, the IGRA or other applicable law, or any successor and assignee thereto.

"**Average Gaming Facility Revenues**" means the average monthly Revenues of the Gaming Facility for the twelve (12) months ending with (and including) the month immediately prior to the month in which a Casualty Event occurs.

"Budget" means the Project Budget.

"Bureau of Indian Affairs" or "BIA" is the Bureau of Indian Affairs of the Department of the Interior of the United States of America.

"**Business Board**" means the committee formed pursuant to Section 2.2 below.

"**Capital Lease Obligation**" means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized on a balance sheet prepared in accordance with GAAP.

"**Casualty Event**" means any casualty, event or occurrence that destroys or damages the Gaming Facility.

"**Class II Gaming**" means Class II Gaming as that term is defined in IGRA.

"**Class III Gaming**" means Class III Gaming as that term is defined in IGRA.

"**Compact**" means the tribal-state Compact to be entered into between the Tribe and the State of New York pursuant to the IGRA, as the same may be amended from time to time, or such other Compact as may be substituted therefor.

"**Comparative Month**" has the meaning set forth in Section 9.1(f) below.

"**Completion Date**" means the date upon which the Authority receives, with respect to each Phase of the Project: (i) a certificate from the Architect, as required pursuant to the terms of the Architect's agreement with the Authority, certifying that the Project Phase has been substantially completed in accordance with the Plans and Specifications therefor and all applicable building, life/safety, environmental and other laws and regulations applicable to the design and construction of the Project Phase; (ii) a certificate from the Developer stating that it has completed all of its obligations hereunder; (iii) certificates of such governmental authorities, professional designers, inspectors or consultants or opinions of counsel as the Authority reasonably may determine to be appropriate verifying completion of the Project Phase in compliance with all Legal Requirements; and (iv) the Project Phase is fully stocked, staffed (including, without limitation, compliance with Section 8.6 below) and ready to open to the public for business.

"**Completion Guarantee**" has the meaning set forth in Section 6.3 below.

"**Concept Design**" has the meaning set forth in Section 4.4 below.

"**Contract Documents**" has the meaning set forth in Section 5.4 below.

"**Contractors**" has the meaning set forth in Section 5.1 below.

"**Construction Financing**" means the financing to be obtained by, and/or committed to, the Authority sufficient, as reasonably determined by the Authority, for the purposes of acquiring the Property, and the design, construction, equipping and staffing of the Project.

"**Construction Manager**" means the professional employed pursuant to Section 5.1 below.

"**Design Architect**" shall mean the Designer selected by the Developer and the Authority to design the Project.

"Design Consultants" shall mean the Architect and the Engineer and the other consultants selected by the Developer and the Authority to design the Project.

"Design Development Documents" has the meaning set forth in Section 4.6 below.

"Developer" has the meaning set forth in the introductory paragraph hereof.

"Developer Fee" has the meaning set forth in Section 9.1 below.

"Developer's Financial Assistance" has the meaning set forth in Section 6.4 below.

"Director of Regulation" means the director of gaming operations appointed by the Authority pursuant to the Tribe's Gaming Ordinance.

"Effective Date" means the later of (a) the date the Authority receives all Required Approvals with respect to this Agreement, or (b) closing of the financing under the Financing Agreements.

"Engineers" means professionals selected by the Developer and Authority to provide services related to the engineering of the Project.

"Exhibits" means the exhibits attached to this Agreement.

"Facility" or "Facilities" means the Gaming Facility and the Ancillary Facilities, as such may be modified, expanded, replaced, or reconstructed following a casualty loss in whole or in part.

"Financing Agreements" has the meaning set forth in Section 6.1 below.

"**Fiscal Year**" means any fiscal year of the Authority.

"Fiscal Quarter" means any fiscal quarter of the Authority.

"Fiscal Month" means any fiscal month of the Authority.

"Force Majeure Causes" means causes beyond the reasonable control of a party to this Agreement, including casualties, war, insurrection, strikes, lockouts and governmental actions, excluding governmental actions of the Tribe or any instrumentality of the Tribe, including the Authority, and causes which can be controlled by the expenditure of money in accordance with good business practices.

"GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession.

"**Gaming**" means any and all activities defined as Class II Gaming and Class III Gaming

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under the IGRA or authorized under the Compact or any other agreement entered into by the Tribe or the Authority with the State of New York.

"**Gaming Disputes Court**" has the meaning set forth in Section 7.3 below.

"**Gaming Facility**" has the meaning set forth in Recital B hereof.

"**Gross Gaming Revenue**" shall mean the net win from Gaming which is the difference between Gaming wins and losses before deducting promotional allowances, costs and expenses, determined in accordance with GAAP consistently applied.

"**Guarantee**" means a guaranty, direct or indirect, in any manner, of all or any part of any indebtedness or obligations of another Person.

"**Hedging Obligations**" means, with respect to any Person, the obligations of such Person under (a) interest rate swap agreements, interest rate cap agreements and interest rate collar agreements and (b) other agreements or arrangements designed to protect such Person against fluctuations in interest rates.

"**Indian Gaming Regulatory Act**" or "**IGRA**" means the Indian Gaming Regulatory Act of 1988, 25 U.S.C. 2701, et seq., as amended from time to time.

"**Indebtedness**" means, with respect to any Person, any indebtedness of such Person, whether or not contingent, in respect of borrowed money or evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof) or banker's acceptances or representing Capital Lease Obligations or the balance deferred and unpaid of the purchase price of any property or representing any Hedging Obligations, except any such balance that constitutes accrued expenses or trade payables, if and to the extent any of the foregoing (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of such Person prepared in accordance with GAAP consistently applied.

"**Independent Financial Advisor**" means an accounting, appraisal or investment banking firm of nationally recognized standing that is, in the reasonable judgment of the Authority, (i) qualified to perform the task for which it has been engaged and (ii) disinterested and independent with respect to the Authority and each Affiliate of the Authority.

"**Junior Financing**" has the meaning set forth in Section 6.3 below.

"**Key Personnel**" means collectively the general manager of the Facility and the managers of each major element of the Facilities (or the equivalent of the foregoing positions).

"**Land Claim**" has the meaning set forth in Recital A hereof.

"**Legal Requirements**" means singularly and collectively all applicable laws, including, without limitation, the Tribe's Gaming Ordinance, all other laws or regulations of the Tribe, the IGRA, the Compact and applicable federal and New York statutes, laws and regulations, and

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local ordinances, codes and rules.

        "Master Plan" has the meaning set forth in Section 3.2.

        "Memorandum of Understanding" has the meaning set forth in Recital E hereof.

        "**Minimum Priority Distribution"** means payments to the Tribe from the operation of the Facilities in the annual amount of Twenty Four Million ($24,000,000.00) Dollars.

        "Monthly Financial Statement" has the meaning set forth in Section 9.1(b).

        "**National Indian Gaming Commission**" **or "NIGC"** means the commission established pursuant to 25 U.S.C. § 2704.

        "**Obligations**" means any principal, interest, penalty, fees, indemnifications, reimbursements and other liabilities or obligations payable under the documentation governing any Indebtedness.

        "**Officer's Certificate**" means a certificate signed on behalf of the Authority by two officers of the Authority, one of whom must be the principal executive officer, the principal financial officer, the treasurer or the principal accounting officer of the Authority.

        "Person" means any individual, sole proprietorship, corporation, general partnership, limited partnership, limited liability company or partnership, joint venture, association, joint stock company, unincorporated association, instrumentality or other form of entity.

        "Phase" means a portion of the overall Project development as set forth in the Master Plan.

        "Plans and Specifications" means the detailed plans and specifications for the construction of the Project prepared pursuant to Section 4.7 below.

        "**Principal Business**" means the Class II and Class III Gaming Facility (as such terms are defined in IGRA) and resort business and any activity or business incidental, directly related or similar thereto, or any business or activity that is a reasonable extension, development or expansion thereof or ancillary thereto, including any hotel, retail, entertainment, recreation or other activity or business designated to promote, market, support, develop, construct or enhance the gaming and resort business operated by the Authority at the Property.

        "Project" has the meaning set forth in Recital B hereof.

        "Project Budget" means the budget approved by the Authority and the Developer that includes the estimated Project Cost.

        "Project Cost" means: all (1) costs of acquiring the Property and preparing the Property for development of the Project, including costs and expenses for professional services related thereto; (2) costs related to developing, designing, constructing, equipping and furnishing the

Project, including, costs related to professional services, pre-opening costs, and initial operating capital; (3) start up and operating costs of the Authority until the Completion Date; and (4) financing fees and expenses, interest payments and any scheduled principal payments, prior to the Completion Date, allocated in accordance with GAAP, consistently applied.

"**Project Fund**" has the meaning set forth in Section 6.1 below.

"**Project Program**" has the meaning set forth in Section 4.5 below, as modified in accordance with the terms of this Agreement.

"**Project Schedule**" has the meaning set forth in Section 4.5 below.

"**Promotional Allowances**" means the retail value of hotel accommodations, food, beverages, merchandise, chips, tokens and other services provided to customers for promotional purposes without charge which retail value is included in the Revenues of the Facility. For the purposes of this definition, "retail value" shall mean the usual and customary charge for such service or item under the then existing circumstances.

"**Property**" has the meaning set forth in Recital B hereof, and any additions thereto.

"**Proposed Financing**" means the anticipated financing for the Project.

"**Recitals**" means the language set forth in Subparagraphs A through I of the first two pages of this Agreement, which Recitals are incorporated herein and made a part hereof.

"**Recommencement Month**" means, following a Tolling Event, the earlier of the month in which (i) the monthly Revenues of the Gaming Facility equal or exceed ninety percent (90%) of the Average Gaming Facility Revenues, (ii) the date upon which the Authority has fully complied with the requirements set forth in Section 10.6 below occurs, or (iii) the Developer delivers written notice (which shall be irrevocable with respect to such Tolling Event) to the Authority stating that the current month shall be deemed the "Recommencement Month".

"**Required Approvals**" means (1) execution and approval of the Compact and related agreements with the State of New York; (2) execution and approval of all applicable local government agreements; (3) approval by the BIA and the final governmental authority of the fee to trust application; (4) approval of this Agreement by the BIA, and/or the NIGC, to the extent those agencies determine such approval may be required by law; (5) the entry of a stipulated declaratory judgment by the Tribal Court upholding the validity and enforceability of this Agreement and the Financing Agreements; (6) approval of a land settlement agreement by the Federal Courts and the U.S. Congress (if applicable); (7) approval of the Senior Financing and the Junior Financing documents, the Completion Guarantee, the Financing Agreements and any related agreements by the Authority and any other instrumentality of the Tribe having final approval authority.

"**Revenues**" means all revenues of any nature derived directly or indirectly from the Project, including, without limitations, Gross Gaming Revenue, hotel revenues, room service,

catering, food and beverage sales, parking revenues, ticket revenues or other fees or receipts from the convention/events center, other rental or other receipts from lessees, sublessees, licensees and concessionaires (but not the gross receipts of such lessees, sublessees, licensees or concessionaires) but excluding (i) any gratuities or service charges added to a customer's bill, (ii) any credits or refunds made to customers, guests or patrons, (iii) Promotional Allowances up to, but not to exceed, eight percent (8%) of Revenues, (iv) any sales, excise, gross receipt, admission, entertainment, tourist or other taxes or charges (or assessments equivalent thereto, or payments made in lieu thereof) which are received from patrons and passed on to governmental or quasi-governmental entities unrelated to the Tribe, (v) any federal, state or local taxes or impositions that relate to the operation of the Facilities (other than any payment or fee in lieu of taxes on Gross Gaming Revenues or pursuant to any agreements entered into by the Authority and/or the Tribe with such entity), which may be implemented from time to time, (vi) any fire and extended coverage insurance proceeds other than for business interruption, (vii) any condemnation awards other than for temporary condemnation, and (viii) any proceeds of financings or refinancings, all as determined in accordance with GAAP, consistently applied. For the purposes hereof, all Revenues, except Gross Gaming Revenues, shall be computed and accounted for at the greater of actual Revenue received or the usual and customary charge for such service or item under the then existing circumstances.

"**Schematic Design Documents**" has the meaning set forth in Section 4.5 below.

"**Senior Financing**" has the meaning set forth in Section 6.2 below.

"**Senior Lenders**" has the meaning set forth in Section 6.3 below.

"**Staffing Plan**" has the meaning set forth in Section 8.6 below.

"**Term**" has the meaning set forth in Section 9.2 below.

"**Tolling Event**" means following a Casualty Event, the failure of the monthly Revenues of the Gaming Facility to equal at least fifty percent (50%) of the Average Gaming Facility Revenues for three (3) consecutive Fiscal Months.

"**Tolling Period**" has the meaning set forth in Section 13.20 below.

"**Tribe**" means the Stockbridge-Munsee Band of Mohican Indians of Wisconsin, a federally recognized Indian tribe and its permitted successors and assigns.

"**Tribal Court**" means the Stockbridge-Munsee Tribal Court established by an ordinance of the Stockbridge-Munsee Tribal Council and approved by the BIA as more fully set forth in Chapter One, Stockbridge-Munsee Tribal Law, Tribal Court Code.

"**Tribe's Preference Ordinance**" means the Tribe's ordinance concerning preference in hiring, "Tribal Laws, Chapter 54," and any replacements thereof or amendments thereto adopted from time to time, and all related or implementing ordinances and policies of the Authority to give preference in recruiting and hiring of employees.

"Tribe's Gaming Ordinance" means the Stockbridge-Munsee Tribal Gaming Ordinance enacted pursuant to Section 7.4 of this Agreement, and any replacements or amendments thereto adopted from time to time, and all related or implementing ordinances, which are enacted by the Tribe to authorize and regulate gaming on the Property in accordance with IGRA and/or the Compact.

"Quarterly Financial Statement" has the meaning set forth in Section 9.1(c) below.

"**Year-End Financial Statement**" has the meaning set forth in Section 9.1(d) below.

ARTICLE 2

RETENTION OF DEVELOPER; CREATION OF THE BUSINESS BOARD

AND NON-COMPETE

2.1 **Retention of Developer.** The Authority hereby retains the Developer, as its exclusive developer for the Project, to perform all required development services relating to the programming (including concept development), design, construction, equipping and staffing (pursuant to Section 8.6 below) of the Project upon, and subject to, the terms and conditions, and in consideration of the payments, hereinafter set forth. The Developer shall provide the services as hereinafter set forth as necessary to facilitate the development of the Project and shall furnish, at its cost, a sufficient number of trained personnel, with experience on projects of a scope and magnitude similar to the Project, including a senior executive with sufficient development, construction and project management experience in the gaming and resort industry to be in charge of coordinating the development, design and construction of the Project **(the "Project Executive")**.

2.2 **Creation of Business Board**. Upon execution of this Agreement the Developer and the Authority shall create the Business Board. The Business Board shall remain active during the Term of this Agreement and shall consist of an equal number of representatives from each of the Authority and the Developer, not to exceed six members in total. The Business Board shall have authority to act for the Developer and the Authority with respect to routine matters related to this Agreement and the development of the Project (provided no dispute exists between members of the Business Board related to such routine matters), subject to the terms and conditions set forth in this Agreement and any approvals of the Authority, the Tribe (as applicable) or the Developer with respect to matters the Business Board deems appropriate to bring to the attention of such persons for approval or which are required to be brought to the attention of any such persons pursuant to this Agreement.

2.3 **Non-Compete**. During the Term of this Agreement, the Tribe, the Authority and the Developer agree that no party (nor Affiliate of any party) shall own, operate, develop or manage a Gaming Facility in the State of New York other than the Project unless each of the parties consents in writing.

ARTICLE 3

ACQUISITION OF THE PROPERTY

       3.1   <u>**Selection and Acquisition of the Property**</u>**.** The Developer shall research and review various options for the acquisition of the Property in the State of New York. The Developer shall bring to the Tribe's and the Authority's attention property available for purchase, together with available information related to such property, including the property's size, location, availability, cost, environmental conditions, zoning, and development potential, and the parties shall mutually agree upon the best available development site for the Project. Nothing in this Agreement shall be construed so as to require the Developer to contribute, acquire or expend funds on behalf of the Tribe and/or the Authority for Property acquisition prior to the Effective Date.

       3.2   <u>**Development of Master Plan for the Project**</u>**.** After selection of the Property, the Developer, with the assistance of the Business Board, shall develop for the Authority's review and approval a master plan (the "Master Plan") for development of the Project in one or more phases (the "Phases") on the Property selected. The Master Plan shall include the size and location of the Facilities, proposed schedule for construction of the various Phases of the Project (if applicable), and related information. The Master Plan approved by the Authority shall serve as the blueprint for the Project's construction and financing, subject to additions, deletions and alterations as may be made to the Master Plan from time to time upon mutual agreement of the parties.

ARTICLE 4

DESIGN OF THE PROJECT

       4.1   <u>**General Supervision**</u>**.** The Authority shall at all times have final authority to approve or disapprove all contracts and other matters related to the design, development and construction of the Project consistent with the terms of this Agreement. The Developer shall represent the Authority and act as the Authority's liaison with respect to the selection, direction and management of the Architect selected pursuant to Section 4.2 and the Contractors and/or the Construction Manager selected pursuant to Section 5.1, and any other professionals engaged, in accordance with the terms of the Project Program, to perform services in connection with the design and construction of any portion of the Project. Subject to the limitations described herein, the Authority shall delegate and assign to the Developer its rights under any construction management, architectural, engineering and other agreements with development professionals to allow the Developer to supervise, direct and administer the duties, activities and functions of the Architect, the Construction Manager, the Design Consultants and other development professionals. The Architect and the Contractors and/or the Construction Manager shall review and advise the Authority and the Developer with respect to the Project Program.

       4.2   <u>**Engagement of Architect**</u>. The Developer, with the approval of the Business Board, shall select and the Authority shall engage an Architect(s) and/or Engineers familiar with

the design of gaming facilities and for the purpose of performing certain services in connection with the construction of the Project, including site development. All agreements with the Architect(s) and/or Engineers shall be in a form of contract prepared and recommended by the Developer and approved by the Business Board for execution by the Authority. The Authority shall compensate the Architect(s) and/or Engineers for services rendered out of its proceeds from the Financing Agreements obtained in connection with the Project, after approval of any payment by the Developer. The Authority shall designate the Developer as its representative under any Architectural and/or Engineering Agreements in order to allow the Developer to supervise, direct, control, and administer the duties and activities and functions of the Architect(s) and/or Engineers.

       4.3   **Design and Construction Budget.** The Developer, with the assistance and input of the Architect, shall establish the Budget for the design, construction and the furnishing and equipping of the Project prior to the commencement of design of the Project by any Architect. The Budget shall be reviewed by the Business Board and recommended to the Authority to be approved in writing by the Authority within 15 days of receipt, or, absent written notice of disapproval, they shall be deemed to have been approved.

       The Developer may revise the Budget from time to time, as necessary, to reflect any unpredicted significant changes, variables or events or to include significant, additional, unanticipated items of expense. The Developer may, without the approval of the Authority, reallocate part or all of the amount budgeted with respect to any line item to another line item and to make such other modifications to the Budget as the Developer deems necessary other than increases to the overall Budget amount or which require allocation of the Budget contingency or which materially alter the Plans and Specifications which have been approved by the Authority. In addition, the Developer may approve change orders provided Developer gives the Authority prior written notice of any proposed change order together with a copy of such order and a statement as to whether the change order will result in a budget increase and the Authority does not disapprove such change order in writing within fifteen (15) days of receipt of such notice.

       Budget adjustments which otherwise vary from the terms of this Agreement shall, upon the request of the Developer and evaluation of the Business Board, require the written approval of the Authority. The Authority acknowledges that the Budget is intended only to be a reasonable estimate of the Project's construction and development costs and expenses. The Developer shall not be deemed to have made any guarantee, warranty or representation whatsoever in connection with the Budget.

       4.4   **Concept Design and Engineering.** The Authority, based upon the recommendations of the Developer and the Business Board shall designate its requirements for the Project, including, but not limited to, a program which shall set forth the Developer's and the Authority's objectives, schedule requirements, design criteria, including assumptions regarding HVAC demands, space requirements and relationships, special equipment and site requirements (the "Concept Design"). The Architect shall review the Concept Design for the Project.

4.5   Preliminary Program Evaluation. The Developer shall cause to be prepared for the approval of the Authority, a preliminary evaluation of the proposed Project's program schedule (the "Project Schedule"), budget requirements and alternative approaches to design and construction of the Project (the "Project Program"). Based upon the agreed upon Program Schedule, budget requirements and design, the Architect shall prepare schematic design documents consisting of drawings and other documents illustrating the scale and relationship of the proposed Project and its components (the "Schematic Design Documents"), as well as a preliminary estimate of construction costs based upon the proposed area, size and scope of the Project.

4.6   Design Development. Upon final approval of the Schematic Design Drawings for the Project by the Authority, the Architect shall prepare for the Developer and the Authority design development documents consisting of drawings and other documents to fix and describe the size and character of the Project as to architectural, structural, mechanical and electrical systems, materials and such other elements as may be appropriate (the "Design Development Documents"). Further, the Architect shall advise the Developer and update any preliminary estimate of construction costs and any budgets for furnishing equipment to the Project. The Developer shall submit to the Business Board for review and recommendation and to the Authority, for its review and approval, finalized versions of the Design Development Documents prepared by the Architect and agreed to by the Developer.

4.7   Construction. Based upon the approved Design Development Documents and any further adjustments in the scope and quality of the Project, or in the Budget approved by the Authority, the Architect shall prepare for review by the Developer and the Business Board and approval by the Authority, construction documents consisting of preliminary drawings and specifications setting forth the general requirements for construction of the Gaming Facility. It is likely that construction will commence before final detailed plans and specifications ("Plans and Specifications") have been completed. The Architect shall proceed with completion of the Plans and Specifications as they relate to the construction of portions of the Project in the order such portions are to be completed or in the order required for sequential completion, and shall proceed with completion of all Plans and Specifications as soon as reasonably possible given construction scheduling and progress of the work. The Architect shall advise the Developer and the Business Board of any adjustments to previous estimates of construction cost, schedules, and/or budgets.

4.8   Plans and Specifications. As portions of the detailed Plans and Specifications are completed for segments of the construction of the Project, the Architect shall be required to submit duplicate copies of those portions of the Plans and Specifications to the Developer, Business Board and the Authority periodically for their prompt review and approval.

4.9   Compliance with Construction Standards, Environmental Laws and Regulations. The Project shall be designed and constructed so as to adequately protect the environment and the public health and safety. The design, construction and maintenance of the

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Project shall, except to the extent a particular requirement or requirements may be waived in writing by the Authority, meet or exceed all reasonable minimum standards pertaining to Tribal, state or local building codes, fire codes and safety and traffic requirements (but excluding planning, zoning and land use laws, ordinances, regulations and requirements unless applicable) which would be imposed on the Project by applicable New York or Federal statutes or regulations or local ordinances or codes which would be applicable if the Project were located outside of the jurisdictional boundaries of the Tribe, even though those requirements may not apply within the Tribe's jurisdictional boundaries. In addition, those mitigation steps specified in the environmental assessment and the National Environmental Policy Act ("NEPA") documents shall be taken. To the extent that the Tribe may adopt more stringent requirements, those requirements shall govern. The Architect's contract shall provide that the Architect shall certify to the Authority compliance with the NEPA and all other applicable environmental and cultural resource laws and regulations. The Authority shall be responsible for and shall certify to appropriate governmental agencies compliance with the NEPA and all other applicable environmental and cultural resource laws and regulations. Nothing in this Section 4.9 shall grant to the State of New York or any political subdivision thereof any jurisdiction (including but not limited to jurisdiction regarding zoning or land use) over the Property or the development and management of the Project.

ARTICLE 5

CONSTRUCTION OF THE PROJECT

    5.1   **Selection of Contractors**. The Developer shall, in consultation with the Business Board, initiate a selection process in order to prequalify prospective contractors (the "Contractors") and/or a Construction Manager (the "Construction Manager") in connection with the construction of the Project. The Developer shall submit the list of prequalified contractors and/or construction managers to the Business Board for its review and comment.

    5.2   **Proposal Review and Bid Process**. Subsequent to the pre-qualification of prospective contractors and/or construction managers, the Developer shall conduct a review of proposals for the construction of the Project, and the Developer shall negotiate and the Authority shall award a construction contract or contracts to the most well-qualified Contractor or Contractors and/or Construction Manager. The Developer shall attempt to secure at least three competitive bids for each contract (subject to the availability of contractors willing to bid on such contract), analyze and compare the bids and present its review and recommendations to the Authority and/or Business Board (as applicable) for approval. The successful Contractors and/or Construction Manager shall be properly licensed in the State of New York and shall be capable of furnishing a payment and performance bond satisfactory to the Business Board to cover the construction for which the Contractor or Construction Manager was retained.

    5.3   **Contracts; Developer Prohibition.** The Business Board shall select the successful Contractors and/or Construction Manager and the Authority shall enter into a

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construction management agreement and related contracts, or a general contract for the construction of the Project and in compliance with the Tribe's Preference Ordinance. The Developer shall prepare, for review and approval by the Authority, all required contract documents and agreements necessary for construction of the Project. The Authority shall compensate any Contractors and Construction Manager selected by the Developer for construction of the Project from its proceeds from the Financing Agreements and, if applicable, other construction financing obtained in connection with the Project. The Developer, its members and their respective Affiliates shall not bid on any aspect of the Project or be awarded any contracts without the express written consent of the Authority (and subject to the disclosure requirements of Section 8.3 of this Agreement).

5.4   **Contract Documents.**   The contract documents ("Contract Documents") shall require the successful Construction Manager or general contractor and all Contractors to be responsible for providing all materials, equipment and labor necessary to construct and equip the Project as necessary, including site development. The scope of the Contract Documents shall require the Contractors and/or the Construction Manager to construct the Project in accordance with the Plans and Specifications prepared by the Architect, including any changes or modifications thereto approved by the Business Board and the Developer. The Contract Documents shall provide for adequate insurance, appropriate lien waivers, and construction schedules by which milestones, progress payments and late penalties may be calculated.

5.5   **Construction Administration.**   The Authority hereby assigns to the Developer, prior to the commencement of construction, and the Developer shall be responsible for, all construction contract and construction management administration during the construction phase of the Project. The Developer shall act as the Authority's designated representative and shall have full power and complete authority to act on behalf of the Authority in accordance with the terms of this Agreement in connection with any construction contracts and/or construction management agreements.   The Developer shall have control and charge of any persons performing work on the site of the Project. The Developer shall interpret and decide on matters concerning the performance of any contractor, and/or construction manager and the requirements of the Contract Documents. The Developer shall have the authority to reject work which does not conform to the Contract Documents. The Developer shall conduct inspections to determine the date or dates of substantial completion and the date of final completion of each Phase of the Project.   The Developer shall observe and evaluate or authorize the evaluation of work performed, the review of applications for payment for submission to the Authority and the review and certification of the amounts due the Contractors and/or Construction Manager.

5.6   **Progress Payments.**   The Authority shall make progress payments for construction performed by the Contractors on a periodic basis as directed and approved by the Business Board and the Developer. Progress payments for construction shall be funded by the Authority from Construction Financing proceeds. The Authority shall not be required to make progress payments unless the Contractors certify that the work has been performed in accordance with the Plans and Specifications and that the Contractor has satisfied all other

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conditions for payment set forth in the applicable Contract Documents.

5.7 **Selection of Furniture, Trade-Fixtures and Equipment.** The Business Board shall select and recommend to the Authority vendors for purchase by the Authority, of furniture, trade fixtures and equipment required to operate the Facilities at the Project. Alternatively, the Developer may arrange for the procurement of furniture, trade fixtures and equipment on lease terms as may be approved by the Business Board. The Developer agrees to employ good business practices and competitive bidding.

ARTICLE 6

FUNDING REQUIREMENTS OF THE PROJECT

6.1 **Authority's Funding Obligations.** Subject to the terms of this Agreement, the Developer agrees to use its best efforts to assist the Authority in the arrangement of the financing for the design, construction, equipping, start-up and working capital for the Project, including the Senior Financing and the Junior Financing as set forth below (collectively, the "Financing Agreements"). The Financing Agreements shall contain provisions consistent with Section 12.4 of this Agreement limiting the recourse of lenders to certain assets of the Authority. The Authority shall, after the closing of the Senior Financing and prior to commencement of construction of the Project, make available or otherwise cause to be established a development fund pursuant to the Financing Agreements into which will be deposited all of the proceeds of the financing (the "Project Fund"). The Project Fund shall be designated exclusively for performing the Authority's obligations under this Agreement, and for costs for any design and construction agreements entered into, as well as any agreements for the lease or purchase of furniture, trade fixtures and equipment for the construction of the Project and for start-up costs and expenses of the Facilities, all in accordance with this Agreement and the Financing Agreements. The Project Fund shall be used to discharge the Authority's obligations under this Agreement, any and all design, construction or related agreements entered into for the development of the Project, including but not limited to, reimbursement to the Developer of the Developer's Financial Assistance provided to the Tribe and/or the Authority in accordance with Section 6.4 (a) below, acquisition of the Property, consulting and other professional fees, supplies, utility costs, total cost of the development and construction of the Project, landscaping, parking, curb cuts, access enhancement, off-site road improvement, architectural, engineering, contractors fees and costs, furniture, signs, trade fixtures and equipment necessary for implementing the operation of the Project, closing and financing related costs, and interest as provided in the Financing Agreements. Additionally, the initial working capital for the Facilities operations shall be provided from the proceeds of the Financing Agreements. The Tribe and/or the Authority have no obligation to fund any activities related to the Project, including without limitation, Project Costs, except from the proceeds of Developer's Financial Assistance and/or the Financing Agreements.

6.2 **The Senior Financing**. The Developer agrees to assist the Authority with the

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Authority's efforts to obtain Bank and/or Bond Financing for the Project (the "Senior Financing") in amounts consistent with the Project Budgets.

In connection with Senior Financing, the Developer will:

(i) Assist and advise in developing a strategy for the Senior Financing;

(ii) Identify possible financial sources;

(iii) Finalize a financing term sheet;

(iv) As applicable, assist in the preparation of a private placement memorandum or information memorandum to be distributed to a short list of financiers;

(v) As applicable, distribute the private placement memorandum or information memorandum to a short list of financiers;

(vi) Assist and advise in making presentations with respect to the financing to potential financiers;

(vii) Review and assist in evaluating commercial and financial sections of various contracts and agreements and terms of financing with financiers;

(viii) Advise and assist in selecting the final terms and conditions with financiers and in completing appropriate definitive financing documentation; and provide such other non-financial assistance as the parties deem appropriate.

In connection with the Senior Financing, the Tribe and the Authority will cooperate with the Developer's efforts. Such cooperation shall include: (a) direct contact between the Tribe and the Authority's senior officials, management and advisors and prospective lenders, (b) cooperation in the preparation of an information memorandum or private placement memorandum and other marketing materials, and (c) the hosting, with the Developer, of one or more meetings with prospective lenders. In addition, it is understood and agreed that, upon advice and recommendation of the Developer and with the approval of the Authority, or at the Authority's discretion, the Authority may retain (at the Authority's cost and expense) the services of an investment banker and such other professional advisors as may be necessary for the placement of the Senior Financing.

6.3 **The Junior Financing and/or Completion Guarantee.** In addition to the Senior Financing, if required by lenders of the Senior Financing (the "Senior Lenders") in order to secure the Senior Financing, on the Effective Date, the Developer will provide or will cause an Affiliate or Affiliates of the Developer to provide up to One Hundred Million ($100,000,000.00) Dollars of subordinated debt financing (the "Junior Financing") and/or a

completion guarantee (the "Completion Guarantee") on the Project subject to terms and conditions acceptable to the Developer. The Junior Financing shall bear an interest rate of Twelve Percent (12%) per annum with interest payments only payable monthly in arrears, for a period of five (5) years, and repayment of the principal balance at the end of the fifth year. The Completion Guarantee (if any) shall be in the form negotiated by Developer with the Senior Lender and may be in the form, for example, of the completion guarantee entered into by the Developer's Affiliate for Phase I of the Mohegan Sun Casino development in Connecticut.

Except as set forth in this Section 6.3 and in Section 13.21, the Tribe, the Authority and the Developer agree that this Agreement shall not be construed as implying, any form of commitment by the Developer or any of its Affiliates to participate in or provide any financing (other than the Junior Financing), guarantees (other than the Completion Guarantee) or credit support or to underwrite or publicly distribute securities on behalf of the Tribe or the Authority, or any assurance that any placement efforts will be successful. Notwithstanding anything to the contrary herein, it is understood that the Developer is not undertaking to provide any legal, accounting, or tax advice in connection with its obligations hereunder, and the Tribe and the Authority shall rely solely upon its own experts therefor.

6.4 **Developer's Other Funding Obligation.** (a) Financial Assistance. The Developer will provide, in accordance with the terms and conditions of this Agreement and as reasonably determined by the parties, financial assistance of up to Ten Million ($10,000,000.00) Dollars (the "Developer Financial Assistance") as is reasonably necessary to assist the Authority and the Tribe with (i) locating, assessing, negotiating and acquiring the Property, (ii) settlement of the Tribe's New York land claims, (iii) having the Property taken into trust, (iv) negotiation of a Tribal/State Compact, (v) negotiation of a local government agreement, (vii) obtaining federal, state and local approvals and (viii) preliminary preparation of the Property for Project development. The Tribe and the Authority acknowledge that the Developer has incurred and/or accrued expenses of approximately $800,000 under this Section 6.4 through December 31, 2000. In addition, the Developer will reimburse the Tribe for documented expenses incurred or accrued by the Tribe through January 31, 2001 in the approximate amount of $125,000.The above amounts (together with such other additional amounts agreed to by the parties and incurred prior to the execution of this Agreement) shall be included in the total Developer Financial Assistance expended under this Section 6.4. The Developer agrees to provide a portion of Developer's Financial Assistance to the Tribe and/or the Authority to be utilized by them solely for the purposes set forth in this Section 6.4 based upon an approved budget and accounting controls to be negotiated and agreed to by the parties. The Developer Financial Assistance budget and accounting procedures shall be administered by the Business Board or its appointed representatives. Except as set forth in Section 6.4(b) below related to the acquisition of the Property, the Developer's Financial Assistance shall be reimbursed out of the proceeds of the Project financing in accordance with the terms and conditions set forth in the Financing Agreements. The provisions of the previous sentence shall survive any termination of this Agreement. Notwithstanding the above, in the event the Authority does not receive Project financing or the Required Approvals, as contemplated herein, then the Developer's Financial Assistance shall be nonreimbursable. In addition, the Developer may suspend its obligations

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under this Section 6.4 in the event the Tribe fails to materially perform its obligations set forth in Article 7 of this Agreement.

(b)   **The Property**. As part of the Developer's Financial Assistance to the Authority and the Tribe set forth in Section 6.4 (a) above, the Developer on the Effective Date (or such earlier time as the Developer, in its sole discretion, deems appropriate) will contribute the Property at Developer's actual cost and/or funds necessary to acquire the Property in an amount not to exceed Three Million ($3,000,000.00) Dollars. The amount contributed by the Developer toward the purchase price of the Property will not be reimbursable to the Developer from the proceeds of the financing or otherwise.

ARTICLE 7

OBLIGATIONS OF THE TRIBE

7.1   Land Claim and Project Development. As a condition to the Developer's performance of its obligations hereunder, the Tribe agrees, upon execution of this Agreement, to utilize its best efforts, upon terms and conditions acceptable to the Tribe, to: (a) settle its Land Claims with the State of New York and obtain, as part of that settlement, a Compact containing the right to develop and operate the Facilities on the Property, (b) make application to the United States Department of the Interior for the Property to be taken into trust by the United States for the purposes of permitting the Tribe to develop and operate the Facilities, (c) enter into an agreement with applicable local governing bodies providing for appropriate incentives to permit development of the Project and (d) such other agreements relating to the Project as may be in the Developer's and the Tribe's best interests.

7.2   Establishment of the Authority. Within thirty (30) days of execution of this Agreement, the Tribe shall, in accordance with the Tribe's Constitution and laws, establish the Authority (or such similar instrumentality), which Authority shall remain in existence during the Term of this Agreement. Prior to the establishment of the Authority, or upon abolishment of the Authority without a successor, the Tribe shall have all of the rights and obligations set forth in this Agreement pertaining to the Authority. Upon its establishment, the Authority shall execute and become a party to this Agreement.

7.3   Gaming Disputes Court. Prior to the Effective Date (and in such time so as to effectuate the Required Approvals), the Tribe shall, in accordance with the Tribe's Constitution and laws, establish a Gaming Disputes Court with jurisdiction to hear disputes related to Gaming at the Facility as well as other disputes related to the operation of the Facility by the Authority and to Gaming generally. In addition, the Gaming Disputes Court shall have jurisdiction to enter orders prohibiting the impairment of contracts and requiring due notice of any proposed changes of any such contracts including, but not limited to, this Agreement and the Financing Agreements. The Gaming Disputes Court shall remain in existence during the Term of this Agreement.

7.4   Tribal Gaming Ordinance. Prior to the Effective Date and continuing during the Term hereof, the Tribe shall adopt and maintain a Tribal Gaming Ordinance to enable the

Tribe and the Authority to fulfill its obligations under this Agreement, the Compact and any other applicable law as required by the IGRA, which Ordinance shall be approved by the NIGC. Nothing contained in such Tribal Gaming Ordinance, or actions taken pursuant thereto, shall prejudice or have a material adverse effect upon Developer's rights set forth in this Agreement; including but not limited to, the tribal gaming license requirements of said ordinance applicable to the Developer. This provision is not intended to relieve Developer of its obligations under Section 8.8.

7.5 **Approval of this Agreement; Stipulated Declaratory Judgment**. (a) The Tribe shall adopt a resolution approving this Agreement and authorizing its execution by the Tribal Council President.

(b) Upon execution of this Agreement by all the parties, the Tribe and the Authority shall file a Complaint with the Tribal Court seeking the entry of a stipulated declaratory judgment upholding the validity and enforceability of this Agreement, the form of which will be mutually agreed to by the Tribe, the Authority and the Developer. The Tribe represents and warrants that the Tribal Court has full authority under the Tribe's Constitution and laws to enter an order upholding the validity and enforceability of this Agreement and the Financing Agreements, and to enter orders prohibiting the impairment of contracts and requiring due notice of any proposed changes of any such contracts including, but not limited to, this Agreement and the Financing Agreements.

ARTICLE 8

ADDITIONAL DUTIES AND OBLIGATIONS OF THE

AUTHORITY AND THE DEVELOPER

8.1 **Employment of Other Professionals.** The Authority, in consultation with the Developer, shall select and employ other professionals, including, without limitation, surveyors, attorneys, accountants and public relations or advertising firms, to perform services required for the Project.

8.2 **Progress Reports and Meetings.** The Business Board shall have monthly meetings (and other meetings as may be needed) to discuss the progress of the Project, including, without limitation, updates to the Project Schedule and Budget, any claims or disputes, the status of the work, the administration of the Developer's Financial Assistance budget and accounting procedures and all other relevant items. The Developer shall submit to the Authority monthly progress reports showing the then present status of design and/or construction of the Project and shall meet with the Authority on a regular basis to review the status of the Project.

8.3 **Submission of Contracts.** The Developer agrees promptly to submit to the Authority copies of all contracts and subcontracts relating to the Project from time to time received by the Developer and all other documents related to the Project. The Developer, with the assistance of the general contractor and/or the Construction Manager, shall assist the

Authority in complying with the terms of, and maintain in full force, all contracts for design or construction of the Project and any surety bonds issued in connection therewith. The Developer shall give the Authority immediate notice of: (i) any fault or defect relating to construction of any Facility; (ii) any known failure of any party to comply with the terms of any contract or bond relating to any Facility, and shall submit to the Authority copies of any correspondence regarding an alleged claim, fault, defect or default by any Person in relation to any contract or agreement relating to any Facility, together with an explanation thereof and proposed corrective steps of nonconformance with the Plans and Specifications. All Contractors that are members or Affiliates of the Developer must disclose said affiliation prior to its execution of any contract related to the Project.

8.4 **Permits and Licenses.** Except for permitting and licensing requirements of the Tribe, the Developer shall advise the Authority as to all permitting and licensing requirements for the Project, and the Authority, in consultation with the Developer, shall obtain or cause to be obtained all permits and licenses required for the design, construction, equipping and opening of the Project.

8.5 **Maintenance of Records.** The Developer, the general contractor and/or the Construction Manager and the Architect, shall maintain on the Property (or at the Developer's offices in Waterford, Connecticut) all books and records in connection with the design, construction, equipping and opening of the Project, together with all documents and papers pertaining to the Project, including, without limitation, general maintenance of such full and detailed accounts as may be necessary for proper financial management of the Project. All such documents shall at all times be open to the inspection of the Authority. Copies of such documents shall be provided to the Authority or the Authority's representative, and the Developer shall cooperate with any audit of such books and records. After the expiration or termination of this Agreement, the Developer shall deliver all such books and records together with all such related documents and papers to the Authority, and the Developer shall be entitled to retain a copy.

8.6 **Staffing of Project.** (a) The Developer shall have the responsibility to provide direction to the Authority concerning the Authority's selection, retention and training of all initial employees performing regular services in connection with the management, operation and maintenance of the Project on the Completion Date. No later than sixty (60) days prior to the anticipated Completion Date of the Project (or any portion thereof that will be opened for business), the Developer shall submit to the Authority, for its approval, a detailed staffing plan for all personnel necessary to operate the Project (or portion thereof) in a first class manner, which staffing plan shall include, without limitation, organizational charts, a job classification system with job descriptions, salary levels and wage scales **(the "Staffing Plan")**. The Staffing Plan shall be subject to the Authority's review and approval (which approval may be withheld in its sole and absolute discretion) and to compliance with the Tribe's Preference Ordinance.

(b) All prospective employees shall be subject to the Authority's approval, which approval may be withheld in the Authority's sole and absolute discretion. All Key Personnel and

any and all other employees as required by the Director of Regulation of the Authority shall be subject to background checks to be performed by the Authority (and the Authority shall have the right to reject any candidate for any position based on the results thereof). In order to maximize the benefits of the Project to the Tribe and the Authority, the Developer shall act in compliance with the Tribe's Preference Ordinance in recruiting, training and recommending candidates for employment to the Authority, to the extent such preference is consistent with applicable law in all job categories of the Project, including, without limitation, management positions. The Developer shall supervise all activities determined necessary by the Authority to recruit and train Tribal members, and other qualified persons who meet the tribal preference, including, without limitation, providing job fairs for members of the Tribe and clearly specifying the tribal preference in all job advertisements.

(c)   Notwithstanding anything contained herein to the contrary, from and after the Completion Date of the Project (or any portion thereof which is sooner opened for business), all decisions with respect to the management, operation and maintenance of the Project (or portion thereof) shall be made exclusively by the Authority.

8.8   Suitability/Licensing Requirements. Subject to the provisions of this Section 8.8 and Section 7.4 of this Agreement, the Developer and any successors or assigns of the Developer shall: (i) be subject to the regulatory power of the Authority as set forth in the Tribal Gaming Ordinance, (ii) demonstrate its suitability for a gaming license from the Authority and (iii) maintain that suitability throughout the term of this Agreement. At the time of execution of this Agreement, Developer has demonstrated to the satisfaction of the Tribe and the Authority that Developer's affiliates, including Trading Cove Associates, and their respective principals hold Gaming Services Registrations issued by the Division of Special Revenue for the State of Connecticut (the "Gaming Registrations"), and that SINA and certain of its affiliates, and their respective principals have been qualified for licensure in conjunction with casino gaming licenses issued by the State of New Jersey and/or the Commonwealth of The Bahamas (the "Gaming Licenses"). Since the principals of Developer and Developer's affiliated entities have successfully completed background checks and have been qualified for licensure as part of the process for granting the above Gaming Registrations and Gaming Licenses, the Tribe and the Authority acknowledge and agree, at the time of execution of this Agreement, that Developer is a suitable company with whom to engage in gaming related activities under the Tribe's current gaming regulations applicable to the Tribe's gaming operations in the State of Wisconsin, and is deemed eligible for a tribal gaming license when the Tribal Gaming Ordinance licensing process is in place. The licensing process set forth in the Tribal Gaming Ordinance shall not be stricter than the certification requirements currently in effect under the Tribe's Wisconsin licensing process. Continued suitability for a tribal gaming license under the Tribal Gaming Ordinance during the term of this Agreement is a material condition of this Agreement.

ARTICLE 9

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COMPENSATION TO THE DEVELOPER & TERM OF AGREEMENT

9.1 **Developer Fee**. As compensation to the Developer for the Developer's services performed hereunder related to the Project, the Authority shall make certain payments to the Developer ("the Developer Fee," as defined below in Section 9.1(a)), without set-off, deduction or counter claim (except as may be required to satisfy an arbitration award in favor of the Tribe and/or the Authority against the Developer entered pursuant to the provisions of Section 12.2 of this Agreement). The Developer Fee shall be paid and consist of those amounts computed in accordance with paragraph (a) as set forth below:

(a)   Within fifteen (15) days following the end of the calendar month in which the Gaming Facility opens and thereafter within fifteen (15) days following the end of each successive calendar month during the Term hereof the Authority shall pay the Developer an amount equal to five percent (5.0%) of Revenues from the Facilities received during the preceding month **(the "Developer Fee").**

(b)   Within fifteen (15) days following the end of each Fiscal Month during the Term hereof, the Authority shall provide to the Developer operating financial statements derived from the preceding Fiscal Month which include, without limitation, all Revenues generated by the Facilities and the amount of the Developer Fee paid or payable to the Developer pursuant to Section 9.1(a) **(the "Monthly Financial Statements")**. Such statements shall be prepared in accordance with GAAP, consistently applied, and shall be certified as true and complete by the Authority. Upon reasonable notice and at reasonable times, the Developer, or its duly authorized representatives, shall have on-site access to, and be entitled to photocopy, the books and records of the Authority relating to the Facilities for the purpose of verifying the Monthly Financial Statements. In addition, the Developer shall have the right, at the Developer's expense, to audit these financial statements by examination of all or any part of the books and records of the Authority or the Facility, as the Developer, in its sole discretion, may require.

(c)   Within forty-five (45) days following the end of each Fiscal Quarter during the Term, the Authority shall provide to the Developer operating financial statements for the preceding Fiscal Quarter which have been reviewed by nationally recognized independent auditors selected by the Authority which include, without limitation, all Revenues generated by the Facilities and the amount of the Developer Fee paid or payable to the Developer pursuant to Section 9.1(a) **(the "Quarterly Financial Statements")**. Such statements shall be prepared in accordance with GAAP, consistently applied, and shall be certified as true and complete by the Authority. Upon reasonable notice and at reasonable times, the Developer, or its duly authorized representatives, shall have on-site access to, and be entitled to photocopy, the books and records of the Authority relating to the Facilities for the purpose of verifying the Quarterly Financial Statements. In addition, the Developer shall have the right, at the Developer's expense, to audit these financial statements by examination of all or any part of the books and records of the Authority or the Facility, as the Developer, in its sole discretion, may require.

(d)   Within ninety (90) days following the end of each Fiscal Year (or portion thereof)

during the Term, the Authority shall provide to the Developer operating statements derived from audited financials for the preceding Fiscal Year which include, without limitation, all Revenues generated by the Facilities and the amount of the Developer Fee paid or payable to the Developer pursuant to Sections 9. 1 (a) **(the "Year End Financial Statements")**. Such statements shall be prepared in accordance with GAAP, consistently applied, and shall be certified as true and complete by the Authority and by nationally recognized independent auditors selected by the Authority. Upon reasonable notice and at reasonable times, the Developer, or its duly authorized representatives, shall have on-site access to, and be entitled to photocopy, the books and records of the Authority relating to the Facilities for the purpose of verifying the Year End Financial Statements. In addition, the Developer shall have the right, at the Developer's expense, to audit the financial statements by examination of all or any part of the books and records of the Authority or the Facility, as the Developer, in its sole discretion, may require.

(e)   To the extent that the Developer Fee (or portion thereof) is not paid when due, such amounts shall earn interest at a rate of twelve percent (12%) per annum from the due date thereof until the date payment is made (or if such rate of interest is not lawful, at the maximum lawful rate of interest). This Section 9.1(e) shall not apply to any payment of the Developer Fee which has been delayed on account of the payment of any Minimum Priority Distribution under Section 10.1 of this Agreement.

(f)   In the event that (i) a Casualty Event shall have occurred, (ii) the Developer has not elected to declare a Tolling Event pursuant to Section 13.20 hereof, and (iii) Revenues for any month in which a Casualty Event continues are less than the Gaming Facility Revenues for the same month of the preceding year (the "Comparative Month"), then all proceeds from business interruption insurance shall be paid to Developer by the Authority until the entire amount of the Developer Fee (based on the Comparative Month) due each month during the period of the Casualty Event is paid.

(g)   The Authority shall provide to the Developer annual capital and operating budgets for the Project and any revisions thereto. Such budgets shall be provided to the Developer within five (5) days of the Authority's approval of same, but in no event later than December 1st of the preceding year.

9.2   Term.   The term of this Agreement shall commence on the date first above written, and shall continue for a period of twenty (20) years after the opening of the Gaming Facility to the general public (the "Term"); provided, however, that this Agreement shall remain in full force and effect until all Developer Fees have been paid in accordance with this Article 9.

ARTICLE 10

CERTAIN COVENANTS OF THE AUTHORITY

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10.1   **Payments to the Tribe**. (a) Other than the Minimum Priority Distribution set forth in Section 10.1(b) below, the Authority shall not make any payment or distribution to or for the benefit of the Tribe, any Affiliate of the Tribe, or make any distribution to members of the Tribe (i) prior to the payment in full of the Developer Fees then due, or (ii) at anytime if any Developer Fees are outstanding.

(b)   **Minimum Priority Distribution**. Within fifteen (15) days following the end of the calendar month in which the Gaming Facility opens and thereafter within fifteen (15) days following the end of each successive month during the Term hereof, the Authority shall pay to the Tribe one twelfth (1/12) of the Minimum Priority Distribution from the Revenues of the Facilities, to the extent available. Any underpayment of the Minimum Priority Distribution in any calendar month shall be added to the Minimum Priority Distribution due the following calendar month. The Developer Fee shall be subordinate in all respects to the payment of the Minimum Priority Distribution.

10.2   **Affiliate Transactions**. The Authority shall not sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make any contract, agreement, understanding, loan, advance or Guarantee with, or for the benefit of the Tribe, an Affiliate of the Tribe or an Affiliate of the Authority (each of the foregoing, an "Affiliate Transaction"), unless (i) such Affiliate Transaction is on terms that are no less favorable to the Authority than those that would have been obtained in a comparable transaction by the Authority with an unrelated Person, and (ii) the Authority delivers to the Developer (a) with respect to any Affiliate Transaction involving aggregate payments in excess of Two Million Dollars ($2,000,000), a resolution adopted by the Authority approving such Affiliate Transaction and set forth in an Officer's Certificate a certification that such Affiliate Transaction complies with clause (i) above, and (b) with respect to any Affiliate Transaction involving aggregate payments in excess of Ten Million Dollars ($10,000,000), a written opinion as to the fairness to the Authority from a financial point of view issued by an Independent Financial Advisor.

10.3   **Subsidiaries**. The Authority will not create, acquire or own any instrumentality, subdivisions or subunits unless the actions and assets of such instrumentalities, subdivisions or subunits are subject to or bound by the terms of this Agreement.

10.4   **Business Purpose**. During the Term, the Authority (or any assignee of the Authority permitted under this Agreement), directly or indirectly, shall not engage in any business or activity other than the Principal Business.

10.5   **Operation of Gaming Facility**. During the Term, the Authority shall operate the Gaming Facility for the primary purpose of conducting Gaming, in accordance with all applicable Compact provisions, related agreements and regulations.

10.6   **Replacement or Restoration Following Casualty**. If all or a portion of the

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Facilities are damaged by fire or other casualty, the Authority promptly shall cause the Facilities to be replaced or restored to substantially the same condition (or better) as immediately prior to the occurrence of such fire or other casualty; provided, however, that in no event shall the Authority be obligated to expend for any replacement or restoration an amount in excess of the insurance proceeds recovered by the Authority and allocable to the damage to the Facilities after deduction of any amounts required to be paid to any holder of Indebtedness. If insurance proceeds are not available to the Authority for such replacement or restoration, the Authority shall use reasonable efforts to obtain financing on commercially reasonable terms (including terms which provide recourse only to cash of the Authority and undistributed and future revenues of the Authority) to undertake such replacement or restoration of the Facilities.

ARTICLE 11

TERMINATION

11.1 **Material Breach.** This Agreement may only be terminated by the Authority or the Developer if the other party commits any material breach or fails to perform any material duty or obligation of this Agreement. Upon learning of a material breach or default, the non-breaching party shall send written notice of: (i) any monetary material breach or default to the breaching party within ten (10) days of learning of the breach, and (ii) any nonmonetary material breach within thirty (30) days of learning of the breach. If the breaching party fails to cure the material breach or default within forty-five (45) days of receipt of such written notice from the non-breaching party, the non-breaching party may terminate this Agreement by providing the defaulting party with a notice of termination (which shall be immediately effective). Notwithstanding the above, the Tribe and the Authority shall have no right to terminate this Agreement for any reason after the Completion Date of the first Phase of the Gaming Facility; provided, however, that if the Developer acts in bad faith or is grossly negligent with respect to Developer's obligations to perform development services related to expansions of the Project after the Completion Date of the first Phase of the Project, unreasonably refuses to perform any material development services related to future Phases of the Project after being reasonably directed to do so by the Authority or fails to continue to meet the suitability requirements for licensure pursuant to Section 8.8 of this Agreement: then (i) the Authority, subject to the provisions of Article 12 of this Agreement, as its sole remedy under this Agreement, may terminate Developer's exclusive rights to perform development services related to expansions of the Project as set forth in Recital F, and (ii) Developer shall be paid a Developer Fee for the remainder of the Term of this Agreement in an annual amount equal to the amount earned by Developer under this Agreement in the calendar year immediately preceding the termination of Developer's future services (e.g., if Developer's annual Developer Fee in the calendar year immediately preceding the termination of Developer's exclusive development rights is $20 million, the annual Developer Fee payable to Developer for each year (or portion thereof) of the remainder of the Term of the Agreement would be $20 million, prorated for any partial year).

11.2 **Failure of Tribe to Obtain Required Approvals.** The failure of the Tribe

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and/or the Authority to obtain the Required Approvals by December 31, 2002 shall be grounds for termination of this Agreement by the Developer upon written notice to the Tribe and/or the Authority. Neither the Tribe nor the Authority has any liability for any funds expended or committed by the Developer under this Agreement in the event of termination under this Section 11.2.

11.3 **Failure to Secure Agreements Under Article 6**. The failure to secure the Financing Agreements and/or Completion Guaranty in accordance with Sections 6.2 and 6.3 of this Agreement, or any one of them, by December 31, 2004, shall be grounds for termination of this Agreement by the Authority upon written notice to the Developer. Neither the Tribe nor the Authority has any liability for any funds expended or committed by the Developer under this Agreement in the event of termination under this Section 11.3.

11.4 **Stay of Termination Pending Arbitration**. If a party shall exercise its right to terminate pursuant to Sections 11.1, 11.2 or 11.3 above, and there is a material dispute in arbitration with respect to the terms of this Agreement or circumstances regarding such termination pending, then the termination shall be stayed until such time as the issue is resolved.

ARTICLE 12

DISPUTE RESOLUTION

12.1 **Authority's Limited Consent to Suit**. (a) The Authority, a subordinate economic entity chartered by the Tribe pursuant to the Tribal Council's power under Article VII, Section 1(g) of the Tribe's Constitution, shares the Tribe's sovereign immunity. Subject to Section 12.4 below, the Authority (and the Tribe on behalf of the Authority) expressly waives the Authority's immunity from unconsented suit, solely for the purpose of permitting the Developer to seek the following actions and remedies: (i)   the enforcement of an award of actual damages by arbitration; provided, however, that the arbitrator(s) and/or the court shall have no authority or jurisdiction to order execution against any assets or revenues of the Authority except those set forth in Section 12.4 below, (ii) the enforcement of a determination by an arbitrator that prohibits the Authority from taking an action that would prevent the operation of this Agreement or the Developer from performing this Agreement pursuant to its terms, or that requires the Authority to specifically perform any obligation under this Agreement, (iii) an action to compel arbitration pursuant to Section 12.3 and/or to preserve the status quo for forty-five (45) days during disputes as required by Section 12.6 for which a demand notice for arbitration has been given pursuant to Section 12.3, and (iv) an action to enforce the provisions of Sections 13.15 and 13.18 of this Agreement during a pending dispute for which a demand notice for arbitration has been given pursuant to Section 12.3, in the event the Authority breaches Section 13.15 or 13.18 prior to the entry of an arbitrator's order under Section 12.3, or if the arbitrator has refused to issue an order under Section 12.3 regarding the enforcement of the provisions of Section 13.15 or 13.18. The parties agree that any suit commenced pursuant to this Section 12.1 shall be brought in: (a) the United States District Court for the Southern District of New York (and appeals therefrom shall be brought in the United States Circuit Court of Appeals for the Second Circuit and the United

27

States Supreme Court) or (b) if the United States Federal Courts lack jurisdiction, in the Supreme Court of New York (and appeals therefrom shall be brought in the New York State Appellate Courts) or, (c) if none of the foregoing courts have jurisdiction, then in any court of competent jurisdiction including, but not limited to, the Gaming Disputes Court or Tribal Court. The Authority, subject to the provisions of this Section 12.1, hereby: (i) accepts the exclusive jurisdiction of the aforesaid courts, (ii) irrevocably agrees to be bound by any final judgment (after any and all appeals) of any such court, and (iii) irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceedings brought in any such court, and further irrevocably waives, to the fullest extent permitted by law, any claim that any suit, action or proceedings brought in any such court has been brought in any inconvenient forum, and (iv) with respect to the enforcement of an award rendered in an arbitration conducted pursuant to Section 12.3, the Authority hereby irrevocably accepts and submits to the exclusive jurisdiction of such Court with respect to any such action, suit or proceeding. The Authority and the Tribe, on behalf of the Authority, expressly waive any requirement of exhaustion of tribal remedies, and agree that they will not present any affirmative defense based on any alleged failure to exhaust such remedies. The limited waiver contained in this Section 12.1 shall be strictly construed as limited to the actions and remedies contained herein against the Authority, and shall not be construed as limiting the power of the arbitrator or the court to award remedies provided for in this Agreement against any other Parties to this Agreement.

(b) **Service of Process**. The Authority hereby appoints CSC The United States Corporation Company, 80 State Street, Sixth Floor, Albany, New York 12207, as its authorized agent on which any and all legal process may be served in any action, suit or proceeding which is brought in any Court referenced above. The Authority agrees that service of process upon such agent, together with notice of such service given as provided in Section 13.6, shall be deemed to be effective service of process upon it in any action, suit or proceeding referred to in this Section 12.1. If for any reason such agent shall cease to be available to act as such, the Authority agrees to designate a new agent in New York, on the terms and for the purposes of this Section 12.1, and the Authority shall, as soon as practicable, give notice to the other Parties of such new agent. Nothing herein shall be deemed to limit the ability of any party hereto to serve any such legal process in any other manner permitted by applicable law.

12.2 **Tribe's Limited Consent to Suit.** (a) If: (a) the Authority, or a successor entity formed pursuant to Section 13.8 of this Agreement, is no longer in existence, or has had its authority to perform the Authority's obligations and responsibilities under this Agreement diminished or abolished, or (b) the arbitrator or a court compelling arbitration or enforcing an arbitrator's award finds that the Tribe is an indispensable party (as that term is defined in the rules of the American Arbitration Association, the Federal Rules of Civil Procedure or the New York Rules of Civil Procedure), so that arbitration cannot proceed unless the Tribe is joined, or (c) the Tribe breaches the provisions of Section 13.15 or 13.18 of this Agreement, then the Tribe expressly agrees (subject to the limitations set forth in Section 12.4 of this Agreement) to a limited waiver of its immunity from unconsented suit, solely for the purpose of permitting the Developer to seek the following actions and remedies: (i) the enforcement of an award of actual

28

damages by arbitration; provided, however, that the arbitrator and/or the court shall have no authority or jurisdiction to order execution against any assets or revenues of the Tribe except those set forth in Section 12.4 below, (ii) the enforcement of a determination by an arbitrator that prohibits the Tribe from taking an action that would prevent the operation of this Agreement pursuant to its terms, or that requires the Tribe to specifically perform any obligation under this Agreement, (iii) an action to compel arbitration pursuant to Section 12.3 and/or to preserve the status quo for forty-five (45) days during disputes as required by Section 12.6 for which a demand notice for arbitration has been given pursuant to Section 12.3, and (iv) an action to enforce the provisions of Sections 13.15 and 13.18 of this Agreement during a pending dispute for which a demand notice for arbitration has been given pursuant to Section 12.3, in the event the Tribe breaches Section 13.15 or 13.18 prior to the entry of an arbitrator's order under Section 12.3 or if the arbitrator has refused to issue an order under Section 12.3 enforcing the provisions of Section 13.15 or 13.18. Any action brought under this Section 12.2 shall be brought in the courts set forth in Section 12.1**.** The Tribe, subject to the provisions of this Section 12.2, hereby: (i) accepts the exclusive jurisdiction of the aforesaid courts, (ii) irrevocably agrees to be bound by any final judgment (after any and all appeals) of any such court, and (iii) irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceedings brought in any such court, and further irrevocably waives, to the fullest extent permitted by law, any claim that any suit, action or proceedings brought in any such court has been brought in any inconvenient forum, and (iv) with respect to the enforcement of any award rendered in an arbitration conducted pursuant to Section 12.3, the Tribe hereby irrevocably accepts and submits to the exclusive jurisdiction of such Court with respect to any such action, suit or proceeding. The Tribe expressly waives any requirement of exhaustion of tribal remedies, and agrees that it will not present any affirmative defense based on any alleged failure to exhaust such remedies. The Tribe's limited consent to suit is expressed by a resolution of the Tribal Council (the "Resolution") which Resolution is attached as Exhibit A to this Agreement and incorporated herein solely for the purpose of referencing this Section 12.2. To the extent any inconsistency exists between the provisions of this Section 12.2 and the Resolution, the provisions of this Section 12.2 shall prevail. The limited waiver contained in this Section 12.2 shall be strictly construed as limited to the actions and remedies contained herein against the Tribe, and shall not be construed as limiting the power of the arbitrator or the court to award remedies provided for in this Agreement against any other Parties to this Agreement.

(b) **Service of Process**. The Tribe hereby appoints CSC The United States Corporation Company, 80 State Street, Sixth Floor, Albany, New York 12207, as its authorized agent on which any and all legal process may be served in any action, suit or proceeding which is brought in any Court referenced to above. The Tribe agrees that service of process upon such agent, together with notice of such service given as provided in Section 13.6, shall be deemed to be effective service of process upon it in any action, suit or proceeding referred to in this Section 12.2. If for any reason such agent shall cease to be available to act as such, the Tribe agrees to designate a new agent in New York, on the terms and for the purposes of this Section 12.2, and the Tribe shall, as soon as practicable, give notice to the other parties of such new agent. Nothing herein shall be deemed to limit the ability of any party hereto to serve any such legal process in any other manner permitted by applicable law.

\\\DC - 67522/1 - 0537018.13

12.3   Arbitration. All disputes, controversies, or claims arising out of or relating to this Agreement or the termination of this Agreement shall be settled by binding arbitration in accordance with the commercial arbitration rules of the American Arbitration Association and the Federal Arbitration Act. The parties agree that binding arbitration shall be the sole remedy as to all disputes, controversies, or claims arising out of or relating to this Agreement, unless the parties mutually agree in writing otherwise. The arbitrator(s) shall have no authority to award consequential, incidental or punitive damages, or attorney's fees or costs but, shall have the authority to award actual damages and/or equitable relief, including, but not limited to, an emergency order for temporary or preliminary injunctive relief entered on short notice to preserve the status quo for 45 days during disputes as required by Section 12.6 of this Agreement, and an emergency order for temporary or preliminary injunctive relief entered on short notice enforcing the provisions of Sections 13.15 and 13.18 of this Agreement. In determining any matter, the arbitrator(s) shall apply the terms of this Agreement, including, without limitation, Sections 12.4 and 12.5, without adding to, modifying or changing the terms in any respect, and shall apply the laws of the State of New York. All arbitration hearings shall be held at a place designated by the arbitrator(s) in New York, New York. Arbitration shall be initiated by the Party making the claim by service of a demand notice for arbitration pursuant to Section 13.6 of this Agreement within one-hundred eighty (180) days of actual notice of the claim.

12.4   Limited Liability of the Tribe; Authority's or Tribe's Assets. Nothing in this Agreement shall obligate or authorize the payment or encumbrance of any assets or revenues of the Authority or the Tribe other than cash of the Authority (except to the extent the Authority can demonstrate such cash was derived from a source other than the Facilities) and undistributed and future revenues of the Facilities. No director, officer or office holder, employee, agent, representative or member of the Authority or the Tribe shall have any personal liability for any obligations of either the Tribe or the Authority under this Agreement or for any claim based upon, in respect of, or by reason of such Agreement, or related in any manner whatsoever to this Agreement. Except as set forth in Section 12.2 of this Agreement, the Tribe shall not have any liability for any obligations of the Authority under this Agreement or for any claim based upon, in respect of, or by reason of such obligations or their creation.

12.5   Limit of Damages Payable by Developer. Notwithstanding anything in this Agreement to the contrary, the Developer shall not be liable hereunder for the payment of damages to the Authority in excess of the amount of Ten Million ($10,000,000.00) Dollars.

12.6   Performance During Disputes. The parties mutually agree that during any kind of controversy, claim, disagreement or dispute, including, without limitation, a dispute as to the validity of this Agreement, the Authority and the Developer shall continue their performance of the provisions of this Agreement for a period of forty-five (45) days from receipt of a notice of material breach pursuant to Section 11.1, provided funds necessary to pay Project costs which continue to be incurred (other than amounts in dispute) continue to be available.

ARTICLE 13

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MISCELLANEOUS PROVISIONS

13.1   Force Majeure Events. Notwithstanding anything in this Agreement to the contrary, the parties hereto shall be excused from their obligations hereunder to the extent and for so long as such party shall be prevented from compliance by reason of "**Force Majeure Causes,**" provided notice of such inability to comply is given to the other party to this Agreement within ten (10) days after actual knowledge of the occurrence by the party giving notice of the applicable Force Majeure Cause.

13.2   Authorization. The Parties represent and warrant to each other that each has full power and authority to execute this Agreement and to be bound by and perform the terms hereof. Each party shall furnish evidence of such authority to the other. The parties each represent and warrant to the other that the execution, delivery and performance of this Agreement shall not conflict with the terms of their organizational documents, any agreement to which it is a party or by which it is bound or any law, rule or regulation to which it is subject.

13.3   Relationship. The Tribe, the Developer and the Authority shall not be construed as joint venturers or partners of each other by reason of this Agreement, and neither shall have the power to bind or obligate the other except as set forth in this Agreement. The Developer is retained by the Tribe and the Authority only for the purposes and to the extent set forth in this Agreement, and the Developer's relationship to the Tribe and the Authority shall be that of an independent contractor.

13.4   Governing Law. The rights and obligations of the parties and the interpretation and performance of this Agreement shall be governed by the laws of the State of New York.

13.5   Amendment. No modification or amendment to this Agreement shall be effective unless mutually agreed upon by the parties in writing and unless such modification or amendment has received any required regulatory approval.

13.6   Notices. All notices, demands, requests or other communications which may be or are required to be given, served or sent to any party in connection with the matters which are the subject of this Agreement shall be in writing and shall be personally delivered to such party or mailed first class, certified mail, return receipt requested, postage prepaid, or transmitted by a major overnight commercial courier or by facsimile to the address for such party as set forth below, or to such other address furnished by such parties for such purpose by means of notice pursuant to this Section 13.6:

    If to Developer or Developer Guarantors:

        c/o Trading Cove
        914 Hartford Turnpike
        P.O. Box 60
        Waterford, CT 06385
        Attn: Len Wolman, Chief Executive Officer

Phone: (860) 442-4559
Facsimile: (860) 447-8554

With copies to:

c/o Sun International
Coral Towers
P.O. Box N-4777
Paradise Island
Nassau, The Bahamas
Attn: Charles Adamo
Phone: (242) 363-2509
Facsimile: (242) 363-4581

And to:

Boies, Schiller & Flexner LLP
80 Business Park Drive
Suite 110
Armonk, New York 10504
Attn: Philip Korologos, Esq.
Phone: (914) 749-8200
Facsimile: (914) 273-9810

If to the Tribe or the Authority:

c/o Stockbridge-Munsee Band of Mohican Indians
N8476 MohHeCon Nuck Road
P. O. Box 70
Bowler, Wisconsin 54416
Attn: Robert Chicks, Tribal President
Phone: (715) 793-4111
Facsimile: (715) 793-4856

With copy to:

Stockbridge-Munsee Band of Mohican Indians
N8476 MohHeCon Nuck Road
P. O. Box 70
Bowler, Wisconsin 54416
Attn: Sharon Greene-Gretzinger, Tribal Attorney
Phone: (715) 793-4392
Facsimile: (715) 793-4856

And to:

Waltraud A. Arts, Esq.
Quarles & Brady LLP
Firstar Plaza
One South Pinckney Street
Suite 600
Madison, Wisconsin 53703-2808
Phone: (608) 283-2469
Facsimile: (608) 251-9166

Notices delivered by mail shall be deemed given five (5) days after such mailing. Notices given by hand delivery shall be deemed given on the date of delivery. Notices given by overnight commercial courier shall be deemed given on the business day immediately following transmittal, and notices delivered by facsimile shall be deemed given on the date of transmission if the transmission is confirmed.

13.7   Third Party Beneficiary. This Agreement is exclusively for the benefit of the parties hereto, and it may not be enforced by any party other than the parties to this Agreement and shall not give rise to liability to any third party other than the authorized successors and assigns of the parties pursuant to Section 13.8.

13.8   Successors and Assigns. The benefits and obligations of this Agreement shall inure to and be binding upon the parties hereto and their respective successors and assigns. This Agreement shall not be assigned by the Developer or the Developer Guarantors without the prior written consent of the Authority (which consent shall not be unreasonably withheld) and any required approvals by the Bureau of Indian Affairs or its authorized representatives; provided, however, that Developer shall (i) have the right to assign the receipt of Developer Fee payments at any time without the consent of the Authority and (ii) shall have the right to assign this Agreement after the completion of the Project without the consent of the Authority provided the assignee complies with the licensing provisions of Section 8.8 of this Agreement. This Agreement shall not be assigned by the Authority without the prior written consent of the Developer (which consent shall not be unreasonably withheld), provided, however, that the Authority may, without the consent of the Developer, but subject to any required approvals of the Bureau of Indian Affairs or its authorized representative, assign this Agreement to the Tribe, another instrumentality of the Tribe or an entity wholly owned by the Tribe organized to conduct the Authority's gaming enterprise and the business of the Facility if such assignment is made after the Effective Date, provided such entity has credit worthiness equal to or greater than the Authority. In the event of any such permitted assignment by the Authority, the Authority's authorized assignee, or the Developer, the assigning party shall be relieved of its obligations under this Agreement which accrue from and after the date of the assignment, provided that the assignee shall assume in writing the obligations of the assignor under this Agreement and agree to perform and be bound by the terms and provisions hereof effective from and after the date of such assignment.

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13.9   Severability. The invalidity of any one or more provisions hereof or of any other agreement or instrument given pursuant to or in connection with this Agreement shall not affect the remaining portions of this Agreement or any such other agreement or instrument or any part thereof, all of which are inserted conditionally on their being held valid in law; and in the event that one or more of the provisions contained herein or therein should be invalid, or should operate to render this Agreement or any such other agreement or instrument invalid, the parties agree to negotiate, in good faith, to modify or amend such invalid provision to obtain for the parties the intended benefits of such provision (or this Agreement and such other agreements and instruments shall be construed as if such invalid provision had not been inserted).

13.10   Entire Agreement. This Agreement (including any exhibits referred to herein) represents the entire agreement between the parties hereto with respect to the subject matter hereof. No other representations, warranties, promises or agreements, express or implied, shall exist between the parties unless such representations, warranties, promises or agreements are in writing and bear a date subsequent to the date of this Agreement.

13.11 Headings. The headings used in this Agreement are for the convenience of the parties only and shall not modify nor restrict any of the terms or provisions hereof.

13.12   Waivers. No failure or delay by the Developer, the Tribe or the Authority to insist upon the strict performance of any covenant, agreement, term or condition of this Agreement, or to exercise any right or remedy consequent upon the breach thereof, shall constitute a waiver of any such breach or any subsequent breach of such covenant, agreement, term, or condition. No covenant, agreement, term or condition of this Agreement and no breach thereof shall be waived, altered or modified except by written instrument. No waiver of any breach shall affect or alter this Agreement, but each and every covenant, agreement, term and condition of this Agreement shall continue in full force and effect with respect to any other then existing or subsequent breach thereof.

13.13   Periods of Time. Unless otherwise specified herein, all references to "days" shall mean calendar days. Whenever any determination is to be made or action is to be taken on a date specified in this Agreement, if such date shall fall on a Saturday, Sunday or legal holiday under Rule 6(a), Federal Rules of Civil Procedures, then in such event said date shall be extended to the next day which is not a Saturday, Sunday or legal holiday.

13.14   Consents and Approvals. Where approval or consent or other action of the Tribe or the Authority, or any agent or political subdivision of the Tribe or the Authority, is required, such approval shall not be unreasonably withheld and shall mean the written approval of the Tribe or the Authority evidenced by a duly enacted resolution thereof, or, if not provided by resolution of the Tribe or the Authority, the written approval of the Tribal President or the Authority Chairperson (to the extent authorized by such entity) or such other person or entity designated by resolution of the Tribe or the Authority. Where approval or consent or other action of the Developer is required, such approval shall not be unreasonably withheld and shall mean

34

the written approval of the members of the Developer evidenced by a duly enacted resolution thereof, or, if not provided by resolution of the Developer, the written approval of the managing member (to the extent authorized by such entity) or such other person or entity designated by resolution of the Developer. If the approval of the Developer, the Tribe or the Authority is required hereunder, the Developer, the Tribe or the Authority, as the case may be, shall request such approval in writing, which request shall specify the matter as to which such approval is requested and provide reasonable detail regarding such matter.

13.15 **Government Savings Clause**. This Agreement shall be submitted to the Bureau of Indian Affairs for its approval pursuant to its authority under 25 U.S.C. 81 and the NIGC, to the extent required by law. In addition, each party agrees to pursue such approval and execute, deliver, and if necessary, record any and all additional instruments, certifications, amendments, modifications and other documents as may be required by the United States Department of the Interior, the BIA, the Office of the Field Solicitor, or any applicable statute, rule or regulation in order to effectuate, complete, perfect, continue or preserve the respective rights, obligations and interest of the parties to the fullest extent permitted by law; provided that any such instrument, certification, amendment, modification or other document shall not materially change the respective rights, remedies or obligations of the parties under this Agreement or related agreements or documents.

13.16 **Termination of Prior Agreements.** As of the date hereof, the Tribe, the Authority and the Developer terminate all prior agreements, arrangements or understandings and all covenants, terms and provisions contained therein with respect to the Project and development and construction of facilities on the Property, including, without limitation, the MOU.

13.17 **Representation before Public Bodies.** Without the prior written consent of the Tribe or the Authority, the Developer shall have no right or authority to represent the Authority before public and governmental bodies in connection with any zoning, environmental, site, easement, title, design, construction or other matter related to the Project.

13.18 **Non-Impairment of Agreement.** The Tribe and the Authority (as applicable), directly or indirectly, shall not impose any tax, levy or, other monetary payment obligation on the Authority or on any activity at the Facilities during the term of this Agreement. The Tribe and the Authority (as applicable) shall not, directly or indirectly, take any action, enter into any agreement, amend its Constitution or enact or amend any ordinance, law, rule or regulation that would prejudice or have a material adverse affect on the rights of the Developer under this Agreement. Neither the Tribe nor the Authority nor any committee, agency, board or other official body of the Tribe shall, by exercise of executive action, police power, eminent domain or otherwise, act to modify, amend or in any manner impair the obligations of the parties under this Agreement without the written consent of the Developer. Any such action or attempted action shall be void ab initio. The Tribe and the Authority acknowledge that the arbitrator specified in Section 12.3 of this Agreement and the courts specified in Sections 12.1 and 12.2 of this Agreement have the authority to provide equitable relief to enforce the provisions of this Section

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13.18.

13.19 **Confidential Proprietary Information.** Each party agrees to treat as confidential all non-public information received during the performance of this Agreement regarding the other party, its organization, financial matters, marketing plans or other affairs. Except as may be required by law, no such information will be disclosed to any person, firm or organization without the prior written approval of the other party. Except as may be required by law or regulation, the parties to this Agreement shall not issue or make any press release or public announcement regarding the subject matter of this Agreement or the Project without the prior written approval of the other parties. The parties agree that the sole spokespersons under this Agreement shall be Robert Chicks, Tribal President for the Tribe, and Len Wolman or H. B. Kerzner, Managing Members for the Developer, or their authorized successor or representative.

13.20 **Tolling of this Agreement**. If any Casualty Event occurs prior to completion of the Gaming Facility, the Developer shall give prompt notice thereof to the Authority. After the Completion Date, the Authority shall give prompt notice thereof to the Developer. If, within thirty (30) days following receipt of such notice, the Developer delivers written notice to the Authority electing to implement this Section 13.20, then the Term shall be tolled for such number of full calendar months commencing with the calendar month immediately following such Tolling Event and ending with (and including) the calendar month immediately prior to the Recommencement Month (the "Tolling Period"). The expiration of this Agreement (and the obligations of the Authority to make payments of the Developer Fees hereunder) shall be extended for such number of full calendar months included in the Tolling Period. During the Tolling Period, the Authority shall have no obligation to make payments of any Developer Fee.

13.21 **Developer Guarantee.** The Developer Guarantors hereby join in this Agreement for the sole purpose of guaranteeing Developer's obligations set forth in Section 6.3 and 6.4 of this Agreement. Any action of the Authority or the Tribe seeking to enforce the provisions of this Section 13.21 shall be brought solely pursuant to the arbitration provisions of Section 12.3, and the Developer Guarantors hereby consent to such arbitration proceeding.

13.22 **Service of Process on Developer or the Developer Guarantors.** The Developer and the Developer Guarantors hereby appoint CSC The United States Corporation Company, 80 State Street, Sixth Floor, Albany, New York 12207, as their authorized agent on which any and all legal process may be served in any action, suit or proceeding arising out of this Agreement. The Developer and the Developer Guarantors agree that service of process in respect of them upon such agent, together with notice of such service given as provided in Section 13.6, shall be deemed to be effective service of process upon them in any action, suit or proceeding arising out of this Agreement. If for any reason such agent shall cease to be available to act as such, the Developer and the Developer Guarantors agree to designate a new agent in New York, on the terms and for the purposes of this Agreement, and the Developer and the Developer Guarantors shall, as soon as practicable, give notice to the other parties of such new agent. Nothing herein shall be deemed to limit the ability of any party hereto to serve any such legal process in any

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other manner permitted by applicable law.

13.23 **Copies.** All parties to this Agreement acknowledge that they have received two duplicate copies of the fully executed Agreement.

13.24 **Federal Approval.** This Agreement will not be enforceable unless and until approved by the appropriate federal authorities pursuant to § 25 U.S.C. § 81 (if such approval is required), and the signature of the approving official is affixed to this Agreement.

[SIGNATURES APPEAR ON FOLLOWING PAGE]

IN WITNESS WHEREOF, the Tribe, the Developer and the Developer Guarantors have executed this Agreement on and as of the date first written above, and the Authority has executed this Agreement on the date set forth below.

THE TRIBE:

STOCKBRIDGE-MUNSEE BAND OF MOHICAN INDIANS

By: _____

      Name: Robert Chicks
      Its: Tribal Council President

DEVELOPER:

TRADING COVE NEW YORK, L.L.C.

By: Waterford Development New York, L.L.C.,
       Member

By:_____

      Name: Len Wolman
      Its: Chief Executive Officer

By: Sun Cove New York, Inc.,
       Member

By:_____

      Name: H.B. Kerzner
      Its: President

DEVELOPER GUARANTORS:

SUN INTERNATIONAL NORTH AMERICA, INC.

By:_____

      Name: William C. Murtha
      Its: Senior Vice President & Corporate Counsel

WATERFORD GAMING GROUP, LLC

By:_____

       Name: Len Wolman
       Its: Chief Executive Officer

Accepted and Agreed to as of this
____ day of _____, 2001 by:

THE AUTHORITY

STOCKBRIDGE-MUNSEE TRIBAL GAMING
AUTHORITY

By: _____

       Name: Robert Chicks
       Its: Chairperson

Date:_____   Approved Pursuant to 25 U.S.C. § 81
                       United States Department of Interior
                       Bureau of Indian Affairs:

                       By:_____
                       Name:_____
                       Title:_____